FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 24, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and balance sheet management

Risk management: Credit risk
Credit risk is the risk of financial loss owing to the failure of customers or counterparties to meet payment obligations. The quantum and nature of credit risk assumed across the Group’s different businesses varies considerably, while the overall credit risk outcome usually exhibits a high degree of correlation to the macroeconomic environment.

Loans and advances to customers by geography and industry
The table below analyses loans and advances to customers excluding reverse repos and disposal groups.
	31 December 2010			30 September 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
Group	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	6,781	1,671	8,452	9,766	1,204	10,970	6,128	1,532	7,660
Finance	46,910	7,651	54,561	54,723	8,650	63,373	50,673	9,713	60,386
Residential mortgages	140,359	6,142	146,501	139,457	6,351	145,808	127,975	12,932	140,907
Personal lending	33,581	3,891	37,472	34,129	4,183	38,312	35,313	6,358	41,671
Property	42,455	47,651	90,106	42,269	49,919	92,188	49,054	50,372	99,426
Construction	8,680	3,352	12,032	8,994	3,623	12,617	9,502	5,258	14,760
Manufacturing	25,797	6,520	32,317	26,255	9,339	35,594	30,272	14,402	44,674
Service industries and business activities	95,127	22,383	117,510	97,738	25,983	123,721	100,438	33,638	134,076
Agriculture, forestry and fishing	3,758	135	3,893	3,952	158	4,110	3,726	553	4,279
Finance leases and instalment credit	8,321	8,529	16,850	8,233	9,541	17,774	8,147	11,956	20,103
Interest accruals	831	278	1,109	847	278	1,125	1,179	549	1,728

Gross loans	412,600	108,203	520,803	426,363	119,229	545,592	422,407	147,263	569,670
Loan impairment provisions	(7,740)	(10,315)	(18,055)	(7,664)	(9,879)	(17,543)	(6,786)	(8,230)	(15,016)

Net loans	404,860	97,888	502,748	418,699	109,350	528,049	415,621	139,033	554,654

RBS Group – Annual Results                                                                 2010

Risk and balance sheet management (continued)

Risk management: Credit risk

Credit risk: Loans and advances to customers by geography and industry (continued)

Key points
•
Residential mortgages increased by £6 billion during 2010 with increases in UK Retail, reflecting continued strong sales growth and lower redemption rates, partially offset by reduced lending in both Ulster Bank and US Retail & Commercial (US R&C), reflecting low new business originations and tightened loan acceptance criteria respectively.

•	Reduction in unsecured personal lending reflects subdued recruitment activity and the continuing market trend of repaying unsecured loans in UK Retail and lower personal auto loans in US R&C.

•
The Group’s loans and advances to property and construction sectors reduced by £12 billion, primarily in the UK and Europe in both development and investment portfolios. Underlying Non-Core property loans declined by £7.7 billion during the year. This was partly offset by a transfer of £5.0 billion development property loans as part of Ulster Bank’s strategic decision to cease early stage development property lending.

•
Exposure to the manufacturing sector is concentrated in industrial, agriculture and food & consumer subsectors. The overall reduction in exposure in the year was partly due to the run off and restructuring of assets in Europe and in the Non-Core portfolio.

•
Service industries and business activities comprise transport, retail & leisure, telecommunication, media and technology and business services. Transport primarily comprises loans to borrowers in the shipping, automotive and aviation segments. Aviation Capital and a portfolio of shipping loans are held within Non-Core. Core portfolios in UK Corporate and GBM are well diversified geographically. Global economic conditions and related trends in trade flows and discretionary consumer spending continue to inform the Group’s cautious stance.

•
Shipping continued to experience difficult market conditions in 2010. Whilst there have been no material shipping impairments to date, the exposures subject to a heightened level of monitoring currently stand at £2.8 billion (out of a total portfolio of £13 billion). Recent quarterly vessel valuations undertaken by external shipbrokers show that the majority of the Group’s exposures remain fully secured. Conditions are expected to remain challenging for the foreseeable future.

RBS Group – Annual Results                                                                 2010

Risk and balance sheet management (continued)

Risk management: Credit risk

Loans and advances to customers by geography and industry (continued)
The table below analyses loans and advances to customers including reverse repos and disposal groups by geography (by location of office).

	31 December 2010			30 September 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK domestic
Central and local government	3,785	134	3,919	3,942	147	4,089	2,951	223	3,174
Finance	12,884	3,265	16,149	17,122	3,506	20,628	14,658	2,365	17,023
Residential mortgages	99,527	1,630	101,157	97,615	1,695	99,310	90,687	1,896	92,583
Personal lending	22,651	585	23,236	23,395	706	24,101	24,109	1,136	25,245
Property	14,850	27,107	41,957	14,995	27,862	42,857	18,057	30,802	48,859
Construction	4,330	2,010	6,340	4,390	2,235	6,625	4,493	3,287	7,780
Manufacturing	8,252	859	9,111	7,604	2,052	9,656	8,747	2,678	11,425
Service industries and business activities	36,725	8,960	45,685	38,669	10,801	49,470	39,188	12,472	51,660
Agriculture, forestry and fishing	2,691	67	2,758	2,891	77	2,968	2,775	138	2,913
Finance leases and instalment credit	5,589	7,785	13,374	5,487	8,683	14,170	5,343	10,843	16,186
Interest accruals	412	98	510	447	99	546	718	175	893

	211,696	52,500	264,196	216,557	57,863	274,420	211,726	66,015	277,741

UK international (1)
Central and local government	1,943	39	1,982	4,260	40	4,300	1,402	53	1,455
Finance	15,111	2,758	17,869	19,435	3,082	22,517	14,615	3,640	18,255
Residential mortgages	401	35	436	439	-	439	1	-	1
Personal lending	384	-	384	334	7	341	504	1	505
Property	20,120	3,385	23,505	19,867	4,085	23,952	18,350	4,585	22,935
Construction	2,711	300	3,011	2,695	336	3,031	2,471	353	2,824
Manufacturing	4,048	651	4,699	4,099	770	4,869	5,715	577	6,292
Service industries and business activities	21,540	2,781	24,321	22,980	2,747	25,727	23,558	3,393	26,951
Agriculture, forestry and fishing	181	-	181	168	10	178	171	-	171
Interest accruals	3	-	3	2	-	2	-	2	2

	66,442	9,949	76,391	74,279	11,077	85,356	66,787	12,604	79,391

Europe
Central and local government	365	1,017	1,382	351	967	1,318	334	1,164	1,498
Finance	2,642	1,019	3,661	3,430	645	4,075	3,973	904	4,877
Residential mortgages	19,473	621	20,094	19,726	634	20,360	15,055	6,718	21,773
Personal lending	2,270	600	2,870	2,264	631	2,895	1,877	1,009	2,886
Property	5,139	12,636	17,775	5,490	13,072	18,562	10,812	9,417	20,229
Construction	1,014	873	1,887	1,303	845	2,148	1,946	1,167	3,113
Manufacturing	5,853	4,181	10,034	6,646	5,011	11,657	7,311	8,609	15,920
Service industries and business activities	17,537	6,072	23,609	17,233	7,066	24,299	19,088	9,883	28,971
Agriculture, forestry and fishing	849	68	917	843	70	913	737	356	1,093
Finance leases and instalment credit	370	744	1,114	377	831	1,208	379	1,094	1,473
Interest accruals	143	101	244	129	97	226	165	246	411

	55,655	27,932	83,587	57,792	29,869	87,661	61,677	40,567	102,244

RBS Group – Annual Results                                                                 2010

Risk and balance sheet management (continued)

Risk management: Credit risk

Loans and advances to customers by geography and industry (continued)

	31 December 2010			30 September 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

US
Central and local government	263	53	316	214	45	259	196	64	260
Finance	9,522	587	10,109	8,440	643	9,083	9,524	1,771	11,295
Residential mortgages	20,548	3,653	24,201	21,271	3,829	25,100	21,842	4,317	26,159
Personal lending	6,816	2,704	9,520	6,747	2,837	9,584	7,373	3,599	10,972
Property	1,611	3,318	4,929	1,203	3,510	4,713	1,498	3,788	5,286
Construction	442	78	520	455	95	550	490	132	622
Manufacturing	5,459	143	5,602	5,358	678	6,036	5,895	1,200	7,095
Service industries and business activities	14,075	2,724	16,799	13,670	3,161	16,831	14,078	4,505	18,583
Agriculture, forestry and fishing	31	-	31	32	-	32	27	-	27
Finance leases and instalment credit	2,315	-	2,315	2,323	-	2,323	2,417	-	2,417
Interest accruals	183	73	256	181	78	259	204	94	298

	61,265	13,333	74,598	59,894	14,876	74,770	63,544	19,470	83,014

RoW (2)
Central and local government	425	428	853	999	5	1,004	1,245	28	1,273
Finance	6,751	22	6,773	6,296	774	7,070	7,903	1,033	8,936
Residential mortgages	410	203	613	406	193	599	390	1	391
Personal lending	1,460	2	1,462	1,389	2	1,391	1,450	613	2,063
Property	735	1,205	1,940	714	1,390	2,104	337	1,780	2,117
Construction	183	91	274	151	112	263	102	319	421
Manufacturing	2,185	686	2,871	2,548	828	3,376	2,604	1,338	3,942
Service industries and business activities	5,250	1,846	7,096	5,186	2,208	7,394	4,526	3,385	7,911
Agriculture, forestry and fishing	6	-	6	18	1	19	16	59	75
Finance leases and instalment credit	47	-	47	46	27	73	8	19	27
Interest accruals	90	6	96	88	4	92	92	32	124

	17,542	4,489	22,031	17,841	5,544	23,385	18,673	8,607	27,280

Notes:
(1)	Represents transactions concluded through offices in the UK which service international banking transactions.
(2)	Rest of the World.

RBS Group – Annual Results                                                                 2010

Risk and balance sheet management (continued)

Risk management: Credit risk: REIL and PPL

The table below analyses the Group's risk element in lending (REIL) and potential problem loans (PPL) and takes no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provisions.

	31 December 2010			30 September 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Impaired loans (1)
- UK	7,903	7,835	15,738	7,462	8,717	16,179	6,558	7,311	13,869
- Overseas	5,608	14,355	19,963	5,035	13,648	18,683	4,173	13,769	17,942

	13,511	22,190	35,701	12,497	22,365	34,862	10,731	21,080	31,811

Accruing loans past due 90 days or more (2)
- UK	1,434	939	2,373	1,619	1,210	2,829	1,146	1,089	2,235
- Overseas	262	262	524	222	282	504	212	731	943

	1,696	1,201	2,897	1,841	1,492	3,333	1,358	1,820	3,178

Total REIL	15,207	23,391	38,598	14,338	23,857	38,195	12,089	22,900	34,989

PPL (3)	473	160	633	368	249	617	272	652	924

Total REIL and PPL	15,680	23,551	39,231	14,706	24,106	38,812	12,361	23,552	35,913

REIL as a % of gross loans to customers (4)	3.7%	20.7%	7.3%	3.3%	19.5%	6.9%	2.8%	15.1%	6.1%

REIL and PPL as a % of gross loans to customers (4)	3.8%	20.8%	7.4%	3.4%	19.7%	7.1%	2.9%	15.5%	6.2%

Closing provision for impairment as a % of total REIL	51%	44%	47%	53%	42%	47%	56%	37%	44%

Closing provision for impairment as a % of total REIL and PPL	49%	44%	46%	52%	42%	46%	55%	36%	43%

Notes:
(1)	Loans which have defaulted and against which an impairment provision is held.
(2)	Loans where an impairment event has taken place but no impairment provision recognised. This category is used for fully collateralised non-revolving credit facilities.
(3)
Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for advances and revolving credit facilities where the past due concept is not applicable.

(4)	Includes gross loans relating to disposal groups but excludes reverse repos.

RBS Group – Annual Results                                                                 2010

Risk and balance sheet management (continued)

Risk management: Credit risk: Loans, REIL and impairment provisions

Movement in REIL and PPL
The table below details the movement in REIL and PPL for the year ended 31 December 2010.

	REIL			PPL			Total
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2010	12,089	22,900	34,989	272	652	924	12,361	23,552	35,913
Intra-group transfers	(142)	142	-	147	(147)	-	5	(5)	-
Currency translation and other adjustments	22	(124)	(102)	(1)	2	1	21	(122)	(101)
Additions	11,435	11,915	23,350	1,539	502	2,041	12,974	12,417	25,391
Transfers	69	(185)	(116)	(85)	(61)	(146)	(16)	(246)	(262)
Disposals, restructurings and repayments	(5,385)	(6,694)	(12,079)	(1,399)	(788)	(2,187)	(6,784)	(7,482)	(14,266)
Amounts written-off	(2,881)	(4,563)	(7,444)	-	-	-	(2,881)	(4,563)	(7,444)

At 31 December 2010	15,207	23,391	38,598	473	160	633	15,680	23,551	39,231

Key points
•	REIL increased by £3.1 billion or 26% in Core reflecting net increases in impaired loans in UK Corporate (£1.6 billion) and Ulster Bank (£1.4 billion).

•	In UK Corporate impaired loans increased reflecting a number of specific cases which resulted in REIL/PPL as a % of loans increasing from 2.2% to 3.7%.

•	Provisions, REIL and related coverage ratios in Ulster Bank increased reflecting a deterioration in customer credit quality due to a fall in Irish property prices.

•	In US Retail & Commercial, impairment losses declined following a gradual improvement in the underlying credit environment through 2010.

•	Increase in provisions and related REIL in Non-Core reflected difficult conditions in specific sectors, particularly UK and Irish commercial property.

RBS Group – Annual Results                                                                 2010

Risk and balance sheet management (continued)

Risk management: Credit risk: Loans, REIL and impairment provisions (continued)

Movement in loan impairment provisions
The following table shows the movement in impairment provisions for loans and advances to customers and banks.
	Quarter ended 31 December 2010			Nine months ended 30 September 2010	Year ended 31 December 2010	Year ended 31 December 2009
	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

At beginning of period	7,791	9,879	17,670	15,173	15,173	9,451
Transfers to disposal groups	-	(5)	(5)	(67)	(72)	(321)
Intra-group transfers	(217)	217	-	-	-	-
Currency translation and other adjustments	147	(235)	(88)	131	43	(428)
Disposals	-	(3)	(3)	(17)	(20)	(65)
Amounts written-off	(745)	(771)	(1,516)	(4,526)	(6,042)	(6,478)
Recoveries of amounts previously written-off	29	67	96	315	411	325
Charge to income statement	912	1,243	2,155	6,989	9,144	13,090
Unwind of discount	(51)	(76)	(127)	(328)	(455)	(401)

At end of period	7,866	10,316	18,182	17,670	18,182	15,173

Loan impairment provisions on loans and advances

	31 December 2010			30 September 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Latent loss	1,653	997	2,650	1,804	954	2,758	2,005	735	2,740
Collectively assessed	4,139	1,157	5,296	4,163	1,134	5,297	3,509	1,266	4,775
Individually assessed	1,948	8,161	10,109	1,697	7,791	9,488	1,272	6,229	7,501

Customers loans	7,740	10,315	18,055	7,664	9,879	17,543	6,786	8,230	15,016
Banks loans	126	1	127	127	-	127	135	22	157

Total loans	7,866	10,316	18,182	7,791	9,879	17,670	6,921	8,252	15,173

% of loans (1)	1.88%	9.14%	3.44%	1.80%	8.19%	3.22%	1.61%	5.79%	2.69%

Note:
(1)	Customer provisions as a % of gross customer loans including disposal groups and excluding reverse repurchase agreements.

Key points
•	During the year the provisions for loan impairments increased by £3 billion, as impairments exceeded net write-offs.

•	Provisions are 3.44% of loans and advances at 31 December 2010, compared with 2.69% at 31 December 2009. Non-Core comparable figures were 9.14% versus 5.79%.

RBS Group – Annual Results                                                                 2010

Risk and balance sheet management (continued)

Risk management: Credit risk: Loans, REIL and impairment provisions (continued)

Impairment charge
	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Latent loss	(116)	40	224	(121)	1,184
Collectively assessed	729	748	956	3,070	3,994
Individually assessed - customer loans	1,555	1,120	1,842	6,208	7,878

Customer loans	2,168	1,908	3,022	9,157	13,056
Bank loans	(13)	-	10	(13)	34
Securities	(14)	45	67	112	809

Charge to income statement	2,141	1,953	3,099	9,256	13,899

Charge relating to customer loans as a % of gross customer loans (1)	1.6%	1.4%	2.1%	1.7%	2.3%

Note:
(1)	Customer loans excluding reverse repurchase agreements are gross of provisions and include gross loans relating to disposal groups.

See page 16 for discussion on impairment losses. Additional disclosures on loans, REIL, impairments and related ratios are set out in Appendix 3.

RBS Group – Annual Results                                                                 2010

Risk and balance sheet management (continued)

Risk management: Credit risk: Debt securities

The table below analyses debt securities by issuer and external ratings.

	Central and local government			Banks and building societies	ABS	Corporate	Other	Total	% of total

	UK	US	Other
	£m	£m	£m	£m	£m	£m	£m	£m	%

31 December 2010
AAA	13,486	33,846	44,784	2,374	51,235	846	17	146,588	67
AA to AA+	-	-	18,025	3,036	6,335	779	-	28,175	13
A to AA-	-	-	9,138	4,185	3,244	1,303	5	17,875	8
BBB- to A-	-	-	2,843	1,323	3,385	2,029	6	9,586	5
Non-investment grade	-	-	1,766	1,766	4,923	2,786	4	11,245	5
Unrated	-	-	52	310	1,703	1,722	224	4,011	2

	13,486	33,846	76,608	12,994	70,825	9,465	256	217,480	100

30 September 2010
AAA	14,825	34,768	48,561	2,914	50,026	1,153	-	152,247	68
AA to AA+	-	-	19,237	2,913	6,591	855	3	29,599	13
A to AA-	-	-	10,604	4,593	3,911	2,112	41	21,261	9
BBB- to A-	-	-	3,386	1,002	3,898	3,342	395	12,023	5
Non-investment grade	-	-	877	190	4,213	2,020	101	7,401	3
Unrated	-	-	215	197	1,373	1,682	412	3,879	2

	14,825	34,768	82,880	11,809	70,012	11,164	952	226,410	100

31 December 2009
AAA	26,601	23,219	44,396	4,012	65,067	2,263	-	165,558	66
AA to AA+	-	-	22,003	4,930	8,942	1,429	-	37,304	15
A to AA-	-	-	13,159	3,770	3,886	1,860	-	22,675	9
BBB- to A-	-	-	3,847	823	4,243	2,187	-	11,100	5
Non-investment grade	-	-	353	169	3,515	2,042	-	6,079	2
Unrated	-	-	504	289	1,949	2,601	1,036	6,379	3

	26,601	23,219	84,262	13,993	87,602	12,382	1,036	249,095	100

Key points
•	The proportion of AAA rated securities were broadly unchanged during the year whilst the proportion of non-investment grade and unrated securities increased from 5% to 7%.

•	Holdings of debt securities issued by non-investment grade governments comprised: Greece £1.0 billion; Romania £0.3 billion; Turkey £0.2 billion and Indonesia £0.2 billion.

•
Increase in non-investment grade securities reflects purchases by GBM’s mortgage trading business. Non-investment grade securities also increased as a result of credit down grades and rating withdrawals of certain ABS structures in Non-Core during the year.

RBS Group – Annual Results                                                                 2010

Risk and balance sheet management (continued)

Risk management: Credit risk: Debt securities (continued)

The table below analyses debt securities by issuer and measurement classification.

	Central and local government			Banks and building societies	ABS	Corporate	Other	Total

	UK	US	Other
	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2010
Held-for-trading	5,097	15,956	43,224	5,778	21,988	6,590	236	98,869
DFV (1)	1	-	262	3	119	16	1	402
Available-for-sale	8,377	17,890	33,122	7,198	42,515	2,011	17	111,130
Loans and receivables	11	-	-	15	6,203	848	2	7,079

	13,486	33,846	76,608	12,994	70,825	9,465	256	217,480
Short positions	(4,200)	(11,398)	(18,909)	(1,853)	(1,335)	(3,288)	(34)	(41,017)

	9,286	22,448	57,699	11,141	69,490	6,177	222	176,463

30 September 2010
Held-for-trading	5,302	17,164	49,204	4,884	20,475	7,733	628	105,390
DFV (1)	1	-	353	3	227	18	1	603
Available-for-sale	9,511	17,604	33,323	6,910	42,923	2,654	226	113,151
Loans and receivables	11	-	-	12	6,387	759	97	7,266

	14,825	34,768	82,880	11,809	70,012	11,164	952	226,410
Short positions	(4,494)	(11,815)	(17,902)	(1,771)	(916)	(3,581)	(660)	(41,139)

	10,331	22,953	64,978	10,038	69,096	7,583	292	185,271

31 December 2009
Held-for-trading	8,128	10,427	50,150	6,103	28,820	6,892	893	111,413
DFV (1)	122	3	385	418	394	1,087	20	2,429
Available-for-sale	18,350	12,789	33,727	7,472	50,464	2,550	30	125,382
Loans and receivables	1	-	-	-	7,924	1,853	93	9,871

	26,601	23,219	84,262	13,993	87,602	12,382	1,036	249,095
Short positions	(5,805)	(8,957)	(14,491)	(1,951)	(3,616)	(2,199)	(512)	(37,531)

	20,796	14,262	69,771	12,042	83,986	10,183	524	211,564

Note:
(1)	Designated as at fair value.

Key point
•
Debt securities continued to decline during 2010, primarily in GBM’s European sovereign exposures as well as in ABS. Reduction in ABS in US Retail & Commercial and Non-Core reflected balance sheet reduction strategies whereas GBM’s sell down followed increased liquidity in US RMBS market, primarily in the first half of the year.

Refer to page 118 for country analysis of available-for-sale debt securities.

RBS Group – Annual Results                                                                 2010

Risk and balance sheet management (continued)

Risk management: Credit risk

Derivatives
The table below analyses the fair value of the Group's derivative assets by internal grading scale and residual maturity. Master netting arrangements in respect of mark-to-market (mtm) values and collateral do not result in a net presentation in the Group’s statutory balance sheet under IFRS.

		31 December 2010						31 December 2009 Total
	Probability of default range	0-3 months	3-6 months	6-12 months	1-5 years	Over 5 years	Total
		£m	£m	£m	£m	£m	£m	£m

AQ1	0% - 0.034%	30,840	10,755	17,554	135,311	214,029	408,489	389,019
AQ2	0.034% - 0.048%	319	105	212	1,561	462	2,659	11,550
AQ3	0.048% - 0.095%	1,284	391	626	610	406	3,317	10,791
AQ4	0.095% - 0.381%	989	155	240	1,726	281	3,391	8,296
AQ5	0.381% - 1.076%	1,016	81	201	1,447	2,115	4,860	8,270
AQ6	1.076% - 2.153%	134	46	71	653	166	1,070	2,548
AQ7	2.153% - 6.089%	150	29	44	375	259	857	2,181
AQ8	6.089% - 17.222%	2	1	10	118	272	403	1,448
AQ9	17.222% - 100%	104	8	39	110	189	450	2,030
AQ10	100%	170	11	52	353	995	1,581	2,026
Accruing past due		-	-	-	-	-	-	40

		35,008	11,582	19,049	142,264	219,174	427,077	438,199

Counterparty mtm netting							(330,397)	(358,917)
Cash collateral held against derivative exposures							(31,096)	(33,667)

Net exposure							65,584	45,615

As at 31 December 2010, in addition to cash collateral, the Group holds collateral in the form of securities of £2.9 billion (31 December 2009 - £3.6 billion) against derivative positions.

RBS Group – Annual Results                                                                 2010

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives (continued)
The table below analyses the Group's derivative assets by contract type and residual maturity. Master netting arrangements in respect of mark-to-market (mtm) values and collateral do not result in a net presentation in the Group’s balance sheet under IFRS.
	0-3 months	3-6 months	6-12 months	1-5 years	over 5 years	Total	Counterparty mtm netting	Net exposure
	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2010
Exchange rate	28,938	7,820	9,360	23,174	13,961	83,253	(69,509)	13,744
Interest rate	4,822	3,533	7,927	104,026	191,423	311,731	(236,513)	75,218
Credit derivatives	497	99	313	12,374	13,589	26,872	(22,728)	4,144
Equity and commodity	751	130	1,449	2,690	201	5,221	(1,647)	3,574

	35,008	11,582	19,049	142,264	219,174	427,077	(330,397)	96,680

Cash collateral held against derivative exposures								(31,096)

Net exposure								65,584

30 September 2010
Exchange rate	31,943	8,260	10,033	24,551	14,741	89,528	(65,366)	24,162
Interest rate	5,598	8,177	11,781	117,241	279,380	422,177	(358,824)	63,353
Credit derivatives	1,323	83	337	13,678	15,389	30,810	(22,719)	8,091
Equity and commodity	1,782	566	284	3,078	580	6,290	(2,443)	3,847

	40,646	17,086	22,435	158,548	310,090	548,805	(449,352)	99,453

Cash collateral held against derivative exposures								(39,507)

Net exposure								59,946

31 December 2009
Exchange rate	19,127	5,824	7,603	23,831	11,967	68,352	(47,885)	20,467
Interest rate	8,415	8,380	16,723	111,144	176,799	321,461	(270,791)	50,670
Credit derivatives	201	112	390	19,859	21,186	41,748	(36,411)	5,337
Equity and commodity	1,562	436	1,109	3,057	474	6,638	(3,830)	2,808

	29,305	14,752	25,825	157,891	210,426	438,199	(358,917)	79,282

Cash collateral held against derivative exposures								(33,667)

Net exposure								45,615

Key points
•
Whilst gross exchange rate contracts increased due to the trading fluctuations and favourable movements in forward rates and volume, the mix in counterparty netting arrangements reduced the net exposure.

•
In a year of significant quarterly interest rate volatility, the overall annual interest rate trend was downwards, with all major rate indices moving down by at least 30 basis points in the medium to long end, with USD and GBP dropping approximately 70 basis points in the 5 year yield curve. The increase in gross asset values caused by the drop in interest rates was offset by the greater use of London Clearing House (LCH) as a counterparty, up from 56% at the end of 2009 to 60% by end of 2010. Reduction in non-LCH related netting increased the net exposure, excluding the effect of collateral arrangements.

•
The reduction in credit derivatives primarily reflected the APS credit derivative reducing from £1.4 billion at the start of the year to £550 million at end of 2010. The effect of credit spread widening in GBM and Non-Core were offset by portfolio reductions, as part of de-risking, and currency movements.

Risk and balance sheet management (continued)

Risk management: Credit risk: Credit risk assets

Credit risk assets consist of:
•	Lending: cash and balances at central banks, loans and advances to banks and customers (including overdraft facilities, instalment credit and finance leases);

•	Rate risk management (RRM); and

•	Contingent obligations, primarily letters of credit and guarantees.

Reverse repurchase agreements and issuer risk (primarily debt securities - see page 111) are excluded. Where relevant, and unless otherwise stated, the data reflects the effect of credit mitigation techniques.

Country risk
Under the Group’s country risk framework, country exposures are actively managed both from countries that represent a larger concentration or which, using the Group’s country watch list process, have been identified as exhibiting signs of actual or potential stress.

The table below shows the Group’s exposure in terms of credit risk assets, to countries where the total exposure for borrowers domiciled in that country exceed £1 billion and where the country had an external rating of A+ or below from Standard & Poor’s, Moody’s or Fitch and selected eurozone countries at 31 December 2010. The numbers are stated gross of mitigating action which may have been taken to reduce or eliminate exposure to country risk events.

	Lending								RRM and contingent obligations
	Central and local government	Central bank	Other financial institution	Corporate	Personal	Total	Core	Non-Core
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m	£m

Republic of Ireland	61	2,119	900	19,881	20,228	43,189	32,431	10,758	3,496
Italy	45	78	1,086	2,483	27	3,719	1,817	1,902	2,312
India	262	-	1,614	2,590	273	4,739	4,085	654	1,249
China	17	298	1,240	753	64	2,372	2,136	236	1,572
Turkey	282	68	485	1,365	12	2,212	1,520	692	547
South Korea	-	276	1,039	555	2	1,872	1,822	50	643
Russia	-	110	251	1,181	58	1,600	1,475	125	216
Mexico	-	8	149	999	1	1,157	854	303	148
Brazil	-	-	825	315	5	1,145	1,025	120	120
Romania	36	178	42	426	446	1,128	7	1,121	142
Poland	-	168	13	655	6	842	736	106	381
Portugal	86	-	63	611	6	766	450	316	537

Additional selected eurozone countries

Spain	19	5	258	6,962	407	7,651	3,130	4,521	2,447
Greece	14	36	49	188	16	303	173	130	214

RBS Group – Annual Results                                                                 2010

Risk and balance sheet management (continued)

Risk management: Credit risk: Credit risk assets (continued)

Country risk (continued)

	Lending								RRM and contingent obligations
	Central and local government	Central bank	Other financial institution	Corporate	Personal	Total	Core	Non-Core
31 December 2009	£m	£m	£m	£m	£m	£m	£m	£m	£m

Republic of Ireland	78	1,830	1,693	21,518	22,348	47,467	32,479	14,988	4,820
Italy	10	119	751	4,465	27	5,372	1,877	3,495	2,146
India	-	109	499	2,752	63	3,423	3,240	183	1,691
China	50	296	780	947	42	2,115	1,845	270	425
Turkey	255	335	207	1,870	10	2,677	1,918	759	274
South Korea	-	6	903	656	1	1,566	1,467	99	1,458
Russia	-	58	84	1,578	27	1,747	1,275	472	511
Mexico	2	45	161	1,262	1	1,471	594	877	112
Brazil	-	-	623	420	3	1,046	833	213	282
Romania	49	392	46	637	507	1,631	37	1,594	169
Poland	-	22	40	1,038	6	1,106	996	110	625
Portugal	-	-	51	861	5	917	582	335	461

Additional selected eurozone countries

Spain	30	17	373	7,658	438	8,516	2,957	5,559	2,325
Greece	21	37	52	290	16	416	245	171	194

Key points
•
Credit risk assets relating to most of the countries above declined in 2010, reflecting active exposure management. In addition to the overall exposure reductions, granular portfolio reviews have been and continue to be undertaken with a view to adjusting the tenor profile and better alignment of the Group’s country risk appetite to the risk of adverse economic and political developments.

•
Reductions were seen in corporate and personal exposures, particularly in the Non-Core portfolios. This contrasted with increases in financial institutions in a number of countries, mostly due to increases in RRM exposure. Some countries in Asia have seen increased exposures during 2010, including two of the Group’s strategically important countries in this region, China and India, following reductions in 2008/2009.

•
The Group broadened its country risk framework in 2010, to capture advanced as well as emerging market countries. Cross-country assessments were conducted to identify portfolio vulnerabilities to a number of risk scenarios, including a eurozone sovereign debt crisis. Limit controls are being applied on a risk differentiated basis and selected exposure actions have been taken. Further scenario stress testing is continuing, and covers the potential for economic and political shocks in the eurozone and in the broader global environment.

RBS Group – Annual Results                                                                 2010

Risk and balance sheet management (continued)

Risk management: Credit risk: Credit risk assets (continued)

Country risk (continued)

Key points (continued)
•	For selected eurozone countries, the general trend in lending was lower, due in part to a depreciation of the euro against sterling by 3% over the year.

•
Republic of Ireland (ROI): lending fell by £4.3 billion in 2010, resulting from reductions in personal lending by £2.1 billion, financial institutions by £0.5 billion and corporate clients by £1.6 billion. An increase was seen in Ulster Bank’s central bank exposure due to higher cash balances as part of its liquidity portfolio. The general trend in exposure remains downward.  Divisional analysis is set out below:

•
Ulster Bank represents more than 95% (£32 billion) of the Group’s Core lending to ROI and has seen a minimal increase of £0.64 billion in 2010, largely due to a rise of £0.3 billion in central bank placing due to increased cash holdings. Ulster Bank Core provisions at 31 December 2010 increased by 70% due to the continuing deterioration in the Irish economy.

•
Non-Core lending to ROI (£10.8 billion) declined by £4.2 billion in 2010, mainly due to a reduction in exposure to corporates and financial institutions of £3 billion during the year. In addition, customer advances in Lombard Ireland decreased by 30% during the year to £0.9 billion. Overall default levels have continued to show signs of stabilisation.

•
Global Banking & Markets (GBM) accounts for a further £0.6 billion of the Core lending, largely relating to domestic and foreign owned financial institutions. In addition, overall limits to the major Irish domestic banks have halved since 31 December 2008 to £1.2 billion, with the majority representing collateralised RRM or guarantees for third-party obligations. Overall credit quality remains acceptable with the majority of the exposure to investment grade entities.

•
Spain: lending fell by £0.9 billion, due to a reduction in corporate activity. During the fourth quarter, this reduction accelerated. Non-Core represents 59% of the Group’s total exposure to Spain at 31 December 2010 (31 December 2009 – 65%). In the course of 2010, progress was made towards increased collateralisation of the portfolio.

•
Italy: lending decreased by £1.7 billion, as a result of a net reduction in corporate lending of £2.0 billion and an increase to financial institutions of £0.3 billion. In addition, there was an increase in RRM exposure to financial institutions by £0.7 billion; the non-lending portfolio is comprised predominantly of collateralised trading activity.

•
Portugal: lending decreased slightly by £0.1 billion related to reductions in corporate activity. Non-Core represents 41% of the total exposure; The structure of the exposure was enhanced through a shift to short-term and collateralised products to support hedging needs of customers.

•
Greece: lending fell by £0.1 billion, due to a reduction in corporate activity. Continuous close scrutiny of the portfolio throughout the year and divestment of selected assets have improved the overall quality of the portfolio, available-for-sale (AFS) debt securities (see below) represent the primary concentration.

•	Total exposure to Egypt was £253 million at 31 December 2010, including lending of £124 million. The Group has minimal exposure to North African countries.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk - available-for-sale debt securities
The table below analyses available-for-sale (AFS) debt securities by issuer and related AFS reserves, for countries exceeding £0.5 billion at any reporting date below, together with the total of those individually less than £0.5 billion.
	31 December 2010					30 September 2010					31 December 2009
	Government	ABS	Other	Total	AFS reserves	Government	ABS	Other	Total	AFS reserves	Government	ABS	Other	Total	AFS reserves
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

US	17,890	20,872	763	39,525	(116)	17,604	20,140	824	38,568	127	12,789	24,788	668	38,245	(302)
UK	8,377	4,002	2,284	14,663	(106)	9,511	4,317	2,487	16,315	(114)	18,350	4,372	3,267	25,989	(169)
Germany	10,653	1,360	535	12,548	(35)	11,166	1,409	553	13,128	151	12,283	1,036	406	13,725	(24)
Netherlands	3,469	6,773	713	10,955	(59)	3,246	6,939	513	10,698	(31)	4,329	7,522	1,558	13,409	(115)
France	5,912	575	900	7,387	33	6,645	598	874	8,117	171	6,456	543	812	7,811	9
Spain	88	6,773	169	7,030	(939)	97	7,087	222	7,406	(898)	162	8,070	355	8,587	(117)
Japan	4,354	-	82	4,436	-	3,379	-	66	3,445	-	1,426	-	100	1,526	(7)
Australia	-	486	1,586	2,072	(34)	-	445	1,724	2,169	(32)	-	581	1,213	1,794	(85)
Italy	906	243	24	1,173	(86)	968	251	45	1,264	(75)	1,007	380	72	1,459	(39)
Belgium	763	34	243	1,040	(34)	815	34	234	1,083	(26)	788	34	397	1,219	(24)
Hong Kong	905	-	8	913	-	859	-	9	868	3	975	-	-	975	-
Greece	895	-	-	895	(517)	977	-	-	977	(517)	1,389	-	-	1,389	(196)
Singapore	649	-	209	858	-	715	13	197	925	3	564	13	105	682	-
Switzerland	657	-	156	813	11	876	-	149	1,025	12	653	-	28	681	11
Denmark	629	-	172	801	2	646	-	171	817	4	659	-	256	915	2
South Korea	261	429	-	690	(2)	-	500	-	500	(19)	-	526	-	526	(3)
Republic of Ireland	104	177	408	689	(74)	120	180	468	768	(59)	150	529	319	998	(154)
India	548	-	139	687	2	615	-	253	868	3	480	-	-	480	3
Luxembourg	253	78	226	557	20	150	79	264	493	27	-	222	307	529	11
Austria	274	51	152	477	(20)	292	42	232	566	(27)	249	202	142	593	(17)
Portugal	92	106	43	241	(36)	100	103	55	258	(32)	552	125	45	722	(18)
Other (individually <£0.5 billion)	1,710	556	414	2,680	(71)	1,657	786	450	2,893	(18)	1,605	1,521	2	3,128	(654)

	59,389	42,515	9,226	111,130	(2,061)	60,438	42,923	9,790	113,151	(1,347)	64,866	50,464	10,052	125,382	(1,888)

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk - available-for-sale debt securities (continued)

Key points
•	Exposure to Spain reduced by £1.6 billion during 2010, largely in residential mortgage-backed covered bond exposures to financial institutions.

•	Italian exposures declined by £0.3 billion during 2010 from a combination of reductions in corporate clients and financial institutions, primarily in GBM.

•	The £500 million reductions in both Greek and Portuguese exposures primarily reflect disposals.

RBS Group – Annual Results                                                                 2010

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios

Commercial real estate
The definition of commercial real estate was revised during 2010 to include commercial investment properties, residential investment properties, commercial development properties and residential development properties (including house builders); 2009 data are presented on a consistent basis.

The commercial real estate lending portfolio totalled £87 billion at 31 December 2010, an 11% decrease over the prior year (31 December 2009 - £98 billion). The Non-Core portion of the portfolio totalled £46 billion (52% of the portfolio) at 31 December 2010 (31 December 2009 - £47 billion, or 48% of the portfolio) and includes exposures in Ulster Bank Group as discussed on page 129.   The analysis below excludes RRM and contingent obligations.

	31 December 2010			31 December 2009
	Investment	Development	Total	Investment	Development	Total
By division (1)	£m	£m	£m	£m	£m	£m

Core
UK Corporate	24,879	5,819	30,698	27,143	7,331	34,474
Ulster Bank	4,284	1,090	5,374	6,131	3,838	9,969
US Retail & Commercial	3,061	653	3,714	2,812	1,084	3,896
GBM	1,131	644	1,775	1,997	818	2,815

	33,355	8,206	41,561	38,083	13,071	51,154

Non-Core
UK Corporate	7,591	3,263	10,854	7,390	3,959	11,349
Ulster Bank	3,854	8,760	12,614	2,061	6,271	8,332
US Retail & Commercial	1,202	220	1,422	1,409	431	1,840
GBM	20,502	417	20,919	24,638	873	25,511

	33,149	12,660	45,809	35,498	11,534	47,032

	66,504	20,866	87,370	73,581	24,605	98,186

	Investment		Development
	Commercial	Residential	Commercial	Residential	Total
By geography (1)	£m	£m	£m	£m	£m

31 December 2010
UK (excluding Northern Ireland)	32,979	7,255	1,520	8,296	50,050
Island of Ireland	5,056	1,148	2,785	6,578	15,567
Western Europe	10,359	707	25	46	11,137
US	6,010	1,343	542	412	8,307
RoW	1,622	25	138	524	2,309

	56,026	10,478	5,010	15,856	87,370

31 December 2009
UK (excluding Northern Ireland)	36,731	7,042	1,875	10,155	55,803
Island of Ireland	5,384	1,047	3,484	6,305	16,220
Western Europe	12,565	840	184	225	13,814
US	6,522	1,355	881	778	9,536
RoW	2,068	27	239	479	2,813

	63,270	10,311	6,663	17,942	98,186

RBS Group – Annual Results                                                                 2010

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios

Commercial real estate (continued)
	Investment		Development
	Core	Non-Core	Core	Non-Core	Total
By geography (1)	£m	£m	£m	£m	£m

31 December 2010
UK (excluding Northern Ireland)	26,168	14,066	5,997	3,819	50,050
Island of Ireland	3,159	3,044	963	8,401	15,567
Western Europe	409	10,657	25	46	11,137
US	3,375	3,978	733	221	8,307
RoW	244	1,404	488	173	2,309

	33,355	33,149	8,206	12,660	87,370

31 December 2009
UK (excluding Northern Ireland)	29,195	14,578	7,482	4,548	55,803
Island of Ireland	4,699	1,732	3,702	6,087	16,220
Western Europe	905	12,500	215	194	13,814
US	3,193	4,684	1,289	370	9,536
RoW	91	2,004	383	335	2,813

	38,083	35,498	13,071	11,534	98,186

Note:
(1)	Excludes RRM and contingent obligations.

Key points
•	The decrease in exposure occurred primarily in the UK and Europe in the development and investment books. The asset mix remains relatively unchanged.

•	Commercial real estate will remain challenging for key markets, such as UK, ROI and US; new business will be accommodated within a reduced limit framework.

•	Liquidity in the market remains low with the focus on refinancing and support for the existing client base.

•
The Ulster Bank Non-Core increase relative to 2009 reflects the swapping of the residential mortgage portfolio for the commercial real estate portfolio with Ulster Bank Core in the third quarter of 2010.

RBS Group – Annual Results                                                                 2010

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios (continued)

Commercial real estate (continued)
By sub-sector (1)	UK (excl NI) £m	Island of Ireland £m	Western Europe £m	US £m	RoW £m	Total £m

31 December 2010
Residential	15,551	7,726	753	1,755	549	26,334
Office	8,551	1,402	4,431	1,311	891	16,586
Retail	4,928	674	711	529	106	6,948
Industrial	10,413	1,780	3,309	2,193	284	17,979
Mixed/Other	10,607	3,985	1,933	2,519	479	19,523

	50,050	15,567	11,137	8,307	2,309	87,370

31 December 2009
Residential	17,197	7,352	1,065	2,134	505	28,253
Office	9,381	1,536	5,034	1,614	975	18,540
Retail	5,760	686	998	492	700	8,636
Industrial	11,378	2,599	3,592	2,053	402	20,024
Mixed/Other	12,087	4,047	3,125	3,243	231	22,733

	55,803	16,220	13,814	9,536	2,813	98,186

31 December 2010 £m
Maturity profile of portfolio (1)

< 1 year (2)	22,514
1-2 years	18,085
2-3 years	12,848
>3 years	33,923

Notes:
(1)	Excludes RRM and contingent obligations.
(2)	Includes on demand and past due assets.

RBS Group – Annual Results                                                                 2010

Risk and balance sheet management (continued)

Risk management: Credit risk: Credit risk assets: Key credit portfolios (continued)

Commercial real estate (continued)

Key points
•
Of the total portfolio at 31 December 2010, £45.5 billion (31 December 2009 - £58.1 billion) is managed normally with annual reviews, £9.2 billion (31 December 2009 - £17.9 billion) is receiving heightened credit oversight under the Group watchlist process (“watch”) and £32.6 billion (31 December 2009 - £22.2 billion) is managed within the Global Restructuring Group (GRG).

•
As at 31 December 2010, 55% of the Group’s credit risk assets rated AQ10 related to the property sector, up from 51% at 31 December 2009.  Consistent with the trend seen in the total portfolio, the rate of migration to default slowed during the second half of 2010 in most portfolios. In Non-Core and Ulster Bank property remains the primary driver of growth in the defaulted loan book.

•
Short-term lending to property developers without firm long-term financing in place is characterised as speculative. Speculative lending at origination represents less than 2% of the portfolio. The Group’s appetite for originating speculative commercial real estate lending is very limited and any such business requires senior management approval. Current market conditions have resulted in some borrowers experiencing difficulty in finalising long-term finance arrangements. These borrowers are managed within the problem debt management process in ”watch” or the GRG.

•
Tighter risk appetite criteria for new business origination have been implemented during the year but will take time to be reflected in the performance of the portfolio. Whilst there has been some recovery in the value of prime properties in the UK, the Group observes that it has been selective. To date this improvement has not fed through into lower quality properties in the UK and has not been evident in other regions, notably the eurozone, Republic of Ireland and the US.

RBS Group – Annual Results                                                                 2010

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios (continued)

Retail assets

The Group's retail lending portfolio includes mortgages, credit cards, unsecured loans, auto finance and overdrafts. The majority of personal lending exposures are in the UK, Ireland and the US. The analysis below includes both Core and Non-Core balances.

	31 December 2010	31 December 2009 (1)
Personal credit risk assets	£m £m	£m

UK Retail
- mortgages	92,592	85,529
- cards, loans and overdrafts	18,072	20,316
Ulster Bank
- mortgages	21,162	22,304
- other personal	1,017	1,172
Citizens
- mortgages	24,575	26,534
- auto and cards	6,062	6,917
- other (2)	3,455	4,205
Other (3)	18,123	16,827

	185,058	183,804

Notes:
(1)	Revised to reflect improvements in data categorisation.
(2)	Mainly student loans and recreational vehicles/marine.
(3)	Personal exposures in other divisions.

See the section on Ulster Bank Group on page 129 for discussion on Ulster Bank residential mortgages.

RBS Group – Annual Results                                                                 2010

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios (continued)

Residential mortgages
The table below details the distribution of residential mortgages by indexed LTV. Ulster Bank Group is discussed on page 129.

	UK Retail		Citizens
	31 December 2010	31 December 2009	31 December 2010	31 December 2009 (2)
By average LTV (1)%		%	%	%

<= 50%	38.5	39.2	25.8	26.4
> 50% and <= 70%	23.2	21.0	17.3	16.6
> 70% and <= 90%	26.2	24.5	27.4	26.3
> 90%	12.1	15.3	29.5	30.7

Total portfolio average LTV	58.2	59.1	75.3	74.5

Average LTV on new originations during the period	64.2	67.2	64.8	62.6

Notes:
(1)	LTV averages are calculated by transaction volume.
(2)	Revised to reflect updated data and analysis completed after the reporting date.
(3)	Analysis covers the main mortgage brands in each of the Group’s three consumer markets and covers 96% of total mortgage portfolio.

The table below details the residential mortgages which are three months or more in arrears (by volume).

	31 December 2010	31 December 2009
	%	%

UK Retail (1)	1.7	1.6
Citizens	1.4	1.5

Note:
(1)
Based on the 3+ months arrears rate for RBS and NatWest (81% of standard mortgages as at December 2010) together with the equivalent manually appliedcollectionsstatus flag for RBS/NatWest ‘Offset’ and other brandmortgages; in total 93% of total mortgage assets. The ‘One Account’ current account mortgage is excluded (£6.7 billion of assets - 7% of assets) of which 0.8% of accounts were 90 days continually in excess of the limit at 31 December 2010 (31 December 2009 - 0.6%). Consistent with the way the Council of Mortgage Lenders publishes member arrears information the 3+ month’s arrears rate now excludes accounts in repossession and cases with shortfalls post property sale;  2009 data have been revised accordingly.

RBS Group – Annual Results                                                                 2010

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios (continued)

Residential mortgages (continued)

UK residential mortgages

Key points
•
The UK mortgage portfolio totalled £92.6 billion at 31 December 2010, an increase of 8% from 31 December 2009, due to continued strong sales growth and lower redemption rates in historical terms. Of the total portfolio, 98% is designated as Core business with the primary brands being the Royal Bank of Scotland, NatWest, the One Account and First Active (Non-Core is made up of Direct Line Mortgages). The assets comprise prime mortgage lending and include 6.8% (£6.2 billion) of exposure to residential buy-to-let at 31 December 2010. There is a small legacy self certification book (0.3% of total assets); which was withdrawn from sale in 2004.

•
Gross new mortgage lending in 2010 was strong at £15.9 billion. The average LTV for new business during 2010 was 64.2% compared with 67.2% in 2009. The maximum LTV available to new customers remains at 90%. Based on the Halifax House Price index as at September 2010, the book averaged indexed LTV has reduced to 58.2% at 31 December 2010 from 59.1% at 31 December 2009 influenced by favourable house price movements with the proportion of balances in negative equity at 31 December 2010 standing at 6.9% down from 10.9% at 31 December 2009.

•
The arrears rate (more than 3 payments in arrears, excluding repossessions and shortfalls post property sale) increased slightly to 1.7% at 31 December 2010 from 1.6% at 31 December 2009. After a period of deterioration the arrears rate has stabilised and has remained broadly stable since late 2009. The arrears rate on the buy-to-let portfolio was 1.3% as at 31 December 2010 (31 December 2009 - 1.4%).

•
The mortgage impairment charge was £183 million for the year ended 31 December 2010 compared with £129 million for 2009, with a proportion of the 2010 charge (approximately £70 million) being the result of adjustments reflecting reduced expectations of recovery on prior period defaulted debt and refinement of provision methodology. Underlying default trends improved throughout 2010 compared with 2009. Provisions as a percentage of loans and receivables have increased to 0.37% at 31 December 2010 compared with 0.25% at 31 December 2009. Default and arrears rates remain sensitive to economic developments and are currently supported by the low interest rate environment and strong book growth with recent business yet to mature.

•
A number of initiatives aimed at supporting customers experiencing temporary financial difficulties remain in place. Forbearance activities include offering reduced or deferred payment terms on a temporary basis for a period of up to 12 months during which arrears will continue to accrue on the account. Forbearance activities in the performing book amounted to £0.6 billion during 2010. It is Group policy not to initiate repossession proceedings for at least six months after arrears are evident. The number of properties repossessed in 2010 was 1,392 compared with 1,251 in 2009.

RBS Group – Annual Results                                                                 2010

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios (continued)

Residential mortgages (continued)

Citizens real estate

Key points
•
Citizens total residential real estate portfolio totalled $38.2 billion at 31 December 2010 (31 December 2009 - $42.5 billion). The real estate portfolio comprises $9.7 billion (Core - $8.6 billion; Non-Core - $1.1 billion) of first lien residential mortgages and $28.5 billion (Core - $23.7 billion; Non-Core - $4.8 billion) of home equity loans and lines (first and second lien). Home Equity Core consists of 46% first lien position while Non-Core consists of 97% second lien position. The Core business comprises 84% of the portfolio and Non-Core comprising 16%, with the serviced by others (SBO) portfolio being the largest component at 75% of the Non-Core portfolio.

•
Citizens continue to focus primarily on the ‘footprint states’ of New England, Mid-Atlantic and Mid-West targeting low risk products and maintaining conservative risk policies. Loan acceptance criteria were tightened during 2009 to address deteriorating economic and market conditions. As at 31 December 2010, the portfolio consists of $31.5 billion (82% of the total portfolio) in these footprint states.

•
The SBO portfolio is part of Non-Core and consists of purchased pools of home equity loans and lines (96% second lien) with current LTV (105%) and geographic profiles (73% outside of Citizens footprint) leading to an annualised charge-off rate of 10.6% in 2010. The SBO book has been closed to new purchases since the third quarter of 2007 and is in run-off, with exposure down from $5.5 billion at 31 December 2009 to $4.5 billion at 31 December 2010. The arrears rate of the SBO portfolio decreased from 3.1% at 31 December 2009 to 2.7% at 31 December 2010 due to more effective account servicing and collections, following a service conversion in 2009.

•
The current weighted average LTV of the real estate portfolio increased from 74.5% at 31 December 2009 to 75.3% at 31 December 2010, driven by a down turn in home prices. The current weighted average LTV of the real estate portfolio excluding SBO is 70.0%.

•
The arrears rate decreased slightly from 1.5% at 31 December 2009 to 1.4% at 31 December 2010. Delinquency rates have stabilised in recent months for both residential mortgages and home equity loans and lines. Citizens’ participates in the US Government Home Affordable Modification Program (HAMP) alongside other bank sponsored initiatives. Under HAMP, any borrower requesting a modification must be first reviewed to see if they meet the criteria of this programme. If the borrower does not qualify for HAMP, then they are reviewed for internal modification programmes. The HAMP programme is available only for first lien loans to owner-occupied. All second lien home equity lines and loans are modified using internal programmes.

•	The cumulative effect of these arrangements has helped the Group’s customers. Modified loan balances were $566 million at 31 December 2010 (31 December 2009 - $235 million).

RBS Group – Annual Results                                                                 2010

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios (continued)

Personal lending
The Group's personal lending portfolio includes credit cards, unsecured loans, auto finance and overdrafts. The majority of personal lending exposures are in the UK and the US. New defaults as a proportion of average loans and receivables are shown in the following table.

	31 December 2010		31 December 2009
	Average loans and receivables £m	Impairment charge as a % of loans and receivables %	Average loans and receivables £m	Impairment charge as a % of loans and receivables %
Personal lending

UK Retail cards (1)	6,025	5.0	6,101	8.7
UK Retail loans (1)	9,863	4.8	12,062	5.9

	$m	%	$m	%
Citizens cards (2,3)	1,555	9.9	1,772	9.7
Citizens auto loans (2)	8,133	0.6	9,759	1.2

Notes:
(1)	The ratio for UK Retail assets refers to the impairment charges for the year.
(2)	The ratio for Citizens refers to charge offs in the year, net of recoveries realised in the year.
(3)	The 2009 data have been revised to exclude the Kroger Personal Finance portfolio, which was sold in 2010.

Key points
•
The UK personal lending portfolio, of which 98% is in Core businesses, comprises credit cards, unsecured loans and overdrafts and totalled £18 billion at 31 December 2010 (31 December 2009 - £20.3 billion), a decrease of 11% due to continued subdued loan recruitment activity and a continuing general market trend of customers repaying unsecured loan balances with cards and current account balances remaining stable. The Non-Core portfolio consists of the direct finance loan portfolios (Direct Line, Lombard, Mint and Churchill), and totalled £0.45 billion at 31 December 2010 (31 December 2009 - £0.7 billion).

•
Risk appetite continues to be actively managed across all products. Support continues for customers in financial difficulties through “breathing space initiatives” on all unsecured products, whereby a thirty day period is given to allow customers to establish a debt repayment plan. During this time the Group suspends collection activity. A further extension of thirty days can be granted if progress is made and discussions are continuing. Investment in collection and recovery processes continues, addressing both continued support for the Group’s customers and the management of impairments.

•
Benefiting from a combination of risk appetite tightening and a more favourable economic environment, impairment losses on unsecured lending have reduced significantly during 2010 from £1,603 million at 31 December 2009 to £991 million at 31 December 2010 with the downward trajectory moderating significantly in the latter part of the year. Impairments will remain sensitive to the external environment.

•	Industry benchmarks for cards arrears remain stable, with RBS continuing to perform favourably.

•
Outstanding balances for the Citizens credit card portfolio totalled US$1.53 billion, at 31 December 2010. This figure excludes the Kroger Personal Finance portfolio, which was sold on 27 May 2010. Core assets comprised 86.3% of the portfolio.

RBS Group – Annual Results                                                                 2010

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core)

Ulster Bank Group accounts for 8% of the Group’s total credit risk assets or 7% of the Group’s Core credit risk assets. The Irish economy has experienced severe economic headwinds resulting in a substantial rise in unemployment and a steep property value correction over the last 2 years. Ulster Bank Group has not been immune to the downturn which has resulted in a significant migration of credit quality to lower grades and a substantial increase in loan impairments. Ulster Bank Group’s commercial real estate and mortgage portfolios have been acutely affected and these account for 81% of the 2010 impairment charge (31 December 2009 - 75%).

Core
Impairment charges increased by £512 million at 31 December 2009 to £1,161 million at 31 December 2010, reflecting the deteriorating economic environment in Ireland with rising default levels across both personal and corporate portfolios. Lower asset values, particularly property related, together with pressure on borrowers with a dependence on consumer spending have resulted in higher corporate loan losses while higher unemployment, lower incomes and increased taxation have driven mortgage impairment increases. Ulster Bank Group is helping customers in this difficult environment. Forbearance policies which are deployed through the 'Flex' initiative are aimed at assisting customers in financial difficulty. These policies have been reviewed in 2010 given the structural problem that exists in Ireland with the scale and duration of customers in financial difficulty. The industry definition in the Republic of Ireland of an unsustainable mortgage (18 months accumulated interest) has been used to underpin the policy which will improve identification of customers where forbearance may not be appropriate. The forbearance portfolios account for 5.8% (7,383 mortgages) of the Ulster Bank Group mortgage portfolio (by value) at 31 December 2010 with 75% of these customers (by value) in amortising or interest only agreements.

Non-Core
Impairment charges increased from £1,277 million at 31 December 2009 to £2,682 million at 31 December 2010, reflecting the deteriorating economic environment in Ireland with rising default levels across the portfolio. Lower asset values, in property related lending and most specifically in development lending have resulted in higher corporate loan losses.

In the third quarter of 2010, £6.1 billion of residential mortgages and some corporate exposures were transferred from Non-Core to Core; at the same time £5 billion of commercial real estate loans were transferred from Core to Non-Core.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Credit risk assets by industry and geography

Credit risk assets include £51 billion and £3 billion of lending to customers and financial institutions respectively, with the remaining exposure comprising RRM and contingent obligations.

	Republic of Ireland			UK			Other			Total
	Core	Non-core	Total	Core	Non-core	Total	Core	Non-core	Total	Core	Non-core	Total
Industry sector (1)	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

2010
Personal	20,064	120	20,184	2,730	22	2,752	5	-	5	22,799	142	22,941
Banks	107	-	107	3	-	3	14	-	14	124	-	124
Non-banks and financial institutions	167	88	255	46	24	70	4	-	4	217	112	329
Sovereign (2)	2,174	-	2,174	672	-	672	-	-	-	2,846	-	2,846
Property	3,609	8,431	12,040	2,704	4,281	6,985	305	770	1,075	6,618	13,482	20,100
Retail and leisure	1,923	608	2,531	795	75	870	108	-	108	2,826	683	3,509
Other corporate	4,033	338	4,371	1,089	88	1,177	198	-	198	5,320	426	5,746

	32,077	9,585	41,662	8,039	4,490	12,529	634	770	1,404	40,750	14,845	55,595

2009
Personal	16,008	6,302	22,310	2,782	24	2,806	4	-	4	18,794	6,326	25,120
Banks	99	-	99	4	-	4	28	-	28	131	-	131
Non-banks and financial institutions	190	19	209	170	16	186	3	-	3	363	35	398
Sovereign (2)	1,909	-	1,909	347	-	347	-	-	-	2,256	-	2,256
Property	6,686	5,852	12,538	4,540	2,635	7,175	759	413	1,172	11,985	8,900	20,885
Retail and leisure	2,638	288	2,926	579	22	601	126	-	126	3,343	310	3,653
Other corporate	4,145	228	4,373	894	72	966	132	-	132	5,171	300	5,471

	31,675	12,689	44,364	9,316	2,769	12,085	1,052	413	1,465	42,043	15,871	57,914

Notes:
(1)
In the third quarter of 2010, £6.1 billion of residential mortgages and some corporate exposures were transferred from Non-Core; at the same time £5 billion of commercial real estate loans were transferred from Core to Non-Core.

(2)	Includes central bank exposures.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Risk elements in lending and impairments by sector

	Gross loans (1)	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Impairment charge	Amounts written-off
31 December 2010	£m	£m	£m	%	%	%	£m	£m

Ulster Bank Group
Mortgages	21,162	1,566	439	7.4	28.0	2.1	336	7
Personal unsecured	1,282	185	158	14.4	85.4	12.3	48	30
Commercial real estate
- investment	8,138	2,989	1,332	36.7	44.6	16.4	889	-
- development	9,850	6,406	2,820	65.0	44.0	28.6	1,875	-
Other corporate	11,009	2,515	1,228	22.8	48.8	11.2	695	11

	51,441	13,661	5,977	26.6	43.8	11.6	3,843	48

Core
Mortgages	21,162	1,566	439	7.4	28.0	2.1	294	7
Personal unsecured	1,282	185	158	14.4	85.4	12.3	48	30
Commercial real estate
- investment	4,284	598	332	14.0	55.5	7.7	259	-
- development	1,090	65	37	6.0	56.9	3.4	116	-
Other corporate	9,039	1,205	667	13.3	55.4	7.4	444	11

	36,857	3,619	1,633	9.8	45.1	4.4	1,161	48

Non-Core
Mortgages	-	-	-	-	-	-	42	-
Commercial real estate
- investment	3,854	2,391	1,000	62.0	41.8	25.9	630	-
- development	8,760	6,341	2,783	72.4	43.9	31.8	1,759	-
Other corporate	1,970	1,310	561	66.5	42.8	28.5	251	-

	14,584	10,042	4,344	68.9	43.3	29.8	2,682	-

RBS Group – Annual Results                                                                 2010

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Risk elements in lending and impairments by sector (continued)

	Gross loans (1)	REIL	Provisions	REIL as a % of loans	Provisions as a % of REIL	Provisions as a % of gross loans	Impairment charge	Amounts written-off
31 December 2009	£m	£m	£m	%	%	%	£m	£m

Ulster Bank Group
Mortgages	22,201	882	153	4.0	17.3	0.7	116	3
Personal unsecured	2,433	174	145	7.2	83.3	6.0	66	27
Commercial real estate
- investment	8,192	1,748	413	21.3	23.6	5.0	370	-
- development	10,109	4,268	1,106	42.2	25.9	10.9	953	4
Other corporate	12,479	1,976	648	15.8	32.8	5.2	421	-

	55,414	9,048	2,465	16.3	27.2	4.4	1,926	34

Core
Mortgages	16,199	558	102	3.4	18.3	0.6	74	3
Personal unsecured	2,433	174	145	7.2	83.3	6.0	66	27
Commercial real estate
- investment	6,131	250	105	4.1	42.0	1.7	84	-
- development	3,838	428	284	11.2	66.4	7.4	221	4
Other corporate	11,106	850	326	7.7	38.4	2.9	204	-

	39,707	2,260	962	5.7	42.6	2.4	649	34

Non-Core
Mortgages	6,002	324	51	5.4	15.7	0.8	42	-
Commercial real estate
- investment	2,061	1,498	308	72.7	20.6	14.9	286	-
- development	6,271	3,840	822	61.2	21.4	13.1	732	-
Other corporate	1,373	1,126	322	82.0	28.6	23.5	217	-

	15,707	6,788	1,503	43.2	22.1	9.6	1,277	-

Note:
(1)	Funded loans.

Key points
•	Increases in REIL reflect difficult conditions in both commercial and residential sectors in the Republic of Ireland. Of the REIL at 31 December 2010, 74% was in Non-Core.

•	Provisions increased from £2.5 billion to £6.0 billion and the coverage ratio increased to 44% from 27% at 31 December 2009. 69% of the provision at 31 December 2010 relates to property.

RBS Group – Annual Results                                                                 2010

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Key credit portfolios (continued)

Residential mortgages

The table below shows how the steep property value correction has affected the distribution of residential mortgages by loan-to-value (LTV) (indexed). LTV is based upon gross loan amounts and, whilst including defaulted loans, does not account for impairments already taken.

	31 December 2010	31 December 2009
By average LTV (1)%		%

<= 50%	35.9	40.7
> 50% and <= 70%	13.5	15.2
> 70% and <= 90%	13.5	15.5
> 90%	37.1	28.6

Total portfolio average LTV	71.2	62.5

Average LTV on new originations during the period	75.9	72.8

Note:
(1) LTV averages calculated by transaction volume.

Key points
•
The residential mortgage portfolio across Ulster Bank Group totalled £21.2 billion at 31 December 2010; with 90% in the Republic of Ireland and 10% in Northern Ireland. The portfolio size has declined by 4% in the Republic of Ireland since 31 December 2009 with Northern Ireland increasing by 12% over the same period. New business originations continue to be very low, especially in the Republic of Ireland. In 2010, 3,557 new mortgages were originated of which, 92% were in Northern Ireland.

•
The arrears rate continues to increase due to the continued challenging economic environment. As at 31 December 2010, the arrears rate was 6.0%, compared to 3.3% at 31 December 2009. As a result, the impairment charge for 2010 was £336 million compared with £116 million for 2009. Repossessions totalled 76 in 2010, compared with 96 in 2009; 75% of the repossessions were voluntary.

•
Ulster Bank Group has a number of initiatives in place aimed at increasing the level of support to customers experiencing temporary financial difficulties. As at 31 December 2010, forbearance arrangements had been agreed in respect of 5.8% (£1.2 billion) of Ulster Bank Group’s residential mortgage portfolio. The majority (79%) relates to customers in the performing book. Loans in respect of which forbearance arrangements were agreed during 2010 amounted to £1.7 billion in the performing book and £0.5 billion in the impaired book.

RBS Group – Annual Results                                                                 2010

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Commercial real estate
Commercial real estate lending portfolio for Ulster Bank Group totalled £18 billion at 31 December 2010 and decreased by 2% during the year. The Non-Core portion of the portfolio totalled £12.6 billion (70% of the portfolio). Of the total Ulster Commercial real estate portfolio 24% is in Northern Ireland, 63% is in Republic of Ireland and 13% is in the UK. The definition of commercial real estate was revised during 2010 to include commercial investment properties, residential investment properties, commercial development properties and residential development properties which include house builders.
	Development		Investment
	Commercial	Residential	Commercial	Residential	Total
Exposure by geography	£m	£m	£m	£m	£m

2010
Island of Ireland	2,785	6,578	5,072	1,098	15,533
UK (excluding Northern Ireland)	110	359	1,831	115	2,415
RoW	-	17	22	1	40

	2,895	6,954	6,925	1,214	17,988

2009
Island of Ireland	3,404	6,305	5,453	1,047	16,209
UK (excluding Northern Ireland)	240	153	1,586	83	2,062
RoW	-	7	1	22	30

	3,644	6,465	7,040	1,152	18,301

Property remains the primary driver of growth in the defaulted loan book for Ulster Bank Group. The outlook remains challenging with limited liquidity in the marketplace to support refinancing. The decrease in asset valuations has placed pressure on the portfolio with more clients seeking renegotiation of terms in the context of granting structural enhancements.

RBS Group – Annual Results                                                                 2010

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 February 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary

*